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18007826

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SEC
Mail Processing
Section

JUN 18 2018

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2017 (MM/DD/YY) AND ENDING March 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

KW Securities Corporation

100 Larkspur Landing Circle, Ste 200

(No. and Street

Larkspur	**CA**	**94939**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause **415-925-4310**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2700 Ygnatio Valley Rd, Ste 270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Lawrence A. Krause, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of KW Securities Corporation, as of March 31, 2018, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lawrence A Krause
Signature

President
Title

Subscribed and sworn to before me
this ____ day of _________ 2016

See Attached Notary Certificate

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 5 day of JUNE 20 18, by Lawrence A. Krause

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

[signature]

Signature of Notary Public

MATT JONES
COMM. #2199052
Notary Public - California
Marin County
My Comm. Expires May 26, 2021

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

Oath or Affirmation
(Title of document)

Number of Pages ________ (Including jurat)

Document Date 6/5/2018

____
(Additional Information)

CAPACITY CLAIMED BY SIGNER

_______ Individual
_______ Corporate Officer
_______ Partner
_______ Attorney-In-Fact
_______ Trustee
_______ Other: ________________

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2018

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
KW Securities Corporation
Larkspur, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KW Securities Corporation (the Company) as of March 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as KW Securities Corporation's auditor since 2018
Walnut Creek, California
June 11, 2018

KW Securities Corporation
Statement of Financial Condition
March 31, 2018

Assets

Cash	$	19,257
Deposit with clearing-broker		50,000
Commissions receivable		17,619
Total assets	$	86,876

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses		11,364
Total liabilities		11,364
Stockholder's equity:		
Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained earnings		71,012
Total stockholder's equity		75,512
Total liabilities and stockholder's equity	$	86,876

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Income
Year Ended March 31, 2018

Revenues:	
Commissions	$ 330,993
Interest and dividends	4,237
Other	2,310
Total revenues	337,540
Expenses:	
Professional fees	40,855
Clearing and brokerage	20,489
Payroll and Commissions	221,043
Rent	6,000
Licenses, fees and other	12,981
Total expenses	301,368
Net income	$ 36,172

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2018

	Capital Stock Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, March 31, 2017	4,500	$ 4,500	$ 57,108	$ 61,608
Distributions	-	-	(22,268)	$ (22,268)
Net income	-	-	36,172	36,172
Balances, March 31, 2018	4,500	$ 4,500	$ 71,012	$ 75,512

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2018

Cash flows from operating activities:	
Net income	$ 36,172
Adjustments to reconcile net income to net cash provided by operating activies:	
Decrease in commissions receivable	(5,582)
Increase in accounts payable and accrued expenses	3,020
Total adjustments	(2,562)
Net cash provided by operating activities	33,610
Cash flows from financing activities:	
Distribution to parent	(22,268)
Net cash used in financing activities	(22,268)
Cash, beginning of year	7,915
Cash, end of year	$ 19,257

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom.
In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense. RBC Dain Correspondent Services (the "Clearing Broker") provides clearing services to the Company.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000 at March 31, 2018. The Company has not experienced any losses in such accounts.

Commissions Receivable

The Company clears securities transactions through the Clearing Broker who collects commissions earned and remits to the Company its share of commissions collected. Commission receivable represent amounts due from the Clearing Broker.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis as reported by the Clearing Broker or the mutual fund or the variable annuity sponsor. Commission revenues primarily include commissions from customer securities transactions executed and cleared through the Clearing Broker and commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2018. If the Company filed its own income tax returns, separate from the parent company, it would incur a liability of $4,544 for federal and state taxes.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2012.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Event

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the Report of Independent Registered Public Accounting Firm. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company had net capital of $69,877which was $44,877 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expenses allocable to its operations. During the year ended March 31, 2018, the Company distributed to the parent a net of $22,268. The company paid $59,000 to the parent and incurred $36,732 in shared expenses.

5. Deposit with Clearing-Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held at the Clearing Broker. As of March 31, 2018, the Company had $50,000 on deposit with the Clearing Broker.

6. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenues.

SUPPLEMENTARY INFORMATION

SCHEDULE I

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Computation of Net Capital

Stockholder's Equity		$ 75,512
Non-allowable:		
Commissions Receivable		(16,999)
Commissions Payable		11,364
Net Allowable Capital		$ 69,877

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 758
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		25,000
Net Capital Requirement	25,000	
Excess Net Capital	44,877	

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 11,364	
Percentage of Aggregate Indebtedness to Net Capital		16.26 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2018		$ 68,877
Decrease in accounts payable		1,000
Net Capital per Audit		$ 69,877

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
KW Securities Corporation
Larkspur, California

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) KW Securities Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(ii) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 11, 2018

KW Securities Corporation

100 Larkspur Landing Circle, Suite 200
Larkspur, CA 94939

Phone (415) 925-4310 Fax (415) 925-4315
Lkrause@kwsecurities.com
Glake@kwsecurities.com

June 1, 2018

Cropper Accountancy, Inc

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) and Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2018

Please be advised that KW Securities Corporation has complied with Exemption Rule 15c3-3 (k) (2) (i) as noted in the FINRA membership agreement and Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2017 through March 31, 2018. KW Securities Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis. KW Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, 1980

Lawrence A. Krause, the president of KW Securities Corporation, has made available to Cropper Accountancy, Inc. all records and information including all communications from regulatory agencies received through the date of this review March 23, 2018.

Lawrence A. Krause has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected KW Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 925-4310.

Very truly yours,

Lawrence A. Krause

KW Securities Corporation
Lawrence A. Krause
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
KW Securities Corporation
Larkspur, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by KW Securities Corporation (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 11, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 3/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24792 FINRA MAR
KW SECURITIES CORPORATION
100 LARKSPUR LANDING CIR STE 200
LARKSPUR CA 94939-1741

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durden (925) 447-7660

2. A. General Assessment (item 2e from page 2) $ 5.72

B. Less payment made with SIPC-6 filed (exclude interest) (4.72)

10-24-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1.00

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1.00

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KW Securities Corporation
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the 26 day of April, 2018.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2017
and ending 3/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 320,541
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	292,177
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,489
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expense (Deductions in excess of $100,000 require documentation)	4059
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	[illegible]
Total deductions	316,725
2d. SIPC Net Operating Revenues	$ 3,816
2e. General Assessment @ .0015	$ 572
	(to page 1, line 2.A.)